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                            THE VANGUARD GROUP/(R)/




                                                     January 11, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                  via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

                       Re:        Vanguard Quantitative Funds

Dear Mr. Sandoe:

         The following responds to your comments of January 6, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 23 that was filed on November 21, 2005.

Comment 1:  Prospectus - Frequent Trading
-----------------------------------------
Comment: The prospectus states on p. 7 "Each Vanguard fund (other than money market funds, short-term bond funds, and VIPER Shares) generally limits an investor's purchases or exchanges into a fund account for 60 calendar days after the investor has redeemed or exchanged out of that fund account." If Vanguard means that they refuse purchase orders, please so state.

Response:         We think that the text is appropriate as written since there are a number of circumstances in which we would not simply refuse purchase orders. Moreover, as noted immediately below the bullet points in which the above statement resides, we direct investors to the "Investing With Vanguard" section of the prospectus for more details on Vanguard's transaction policies.

Comment 2:        SAI - Investing With Vanguard Through Other Firms
-------------------------------------------------------------------
Comment:          The disclosure states that "The Fund will be deemed to have received a purchase or redemption order when an Authorized
                  Agent accepts the order in accordance with the Fund's instructions." Does this allow for time to pass between receiving and accepting the order? If so, there is a potential for violations of Rule 22c-1.

Response:         We think any confusion caused by the prior sentence is
                  addressed in the following sentence. That sentence explains
                  "In most instances, a customer order that is properly transmitted to an Authorized Agent will be priced at

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January 11, 2006
Christian Sandoe
Page 2 of 3
                  the Fund's NAV next determined after the order is received by the Authorized Agent." Authorized Agents will not transmit customer orders to the Fund until they receive them in good order, and so the Fund would be unable to be deemed to have received an order until the Agent has accepted such order.

Comment 3:        SAI - Investment Advisory Services
----------------------------------------------------
Comment:          Include more information about the fees paid to each fund's investment advisor(s). Add details about the performance fee arrangements and include the fee schedules with asset and performance based breakpoints for each advisor.

Response:         We have appropriate advisory fee disclosure in the SAI as
                  filed. Vanguard operates a multi-manager structure for certain funds pursuant to an exemptive order granted by the Commission in 2003 (the "2003 Order").(1) The funds are permitted under the 2003 Order to enter into and amend investment advisory agreements with unaffiliated third-party advisors without shareholder approval, provided certain conditions are met. The 2003 Order exempts multi-managed
                  Vanguard funds from certain disclosure requirements so that they are only required to disclose advisory fees (as both a dollar amount and as a percentage of a fund's net assets) as follows: (1) aggregate fees paid by a fund to Vanguard and any affiliated advisors; (2) aggregate fees paid by the fund to unaffiliated third-party advisors; and (3) aggregate fees paid by the fund to all investment advisors (collectively, the "Aggregate Fee Disclosure"). A fund using Aggregate Fee
                  Disclosure does not have to include additional details, including asset-based and performance fee schedules, about its advisory fees and fee arrangements.

                  An Aggregate Fee Disclosure regime is in the best interests of fund shareholders. In a recent proposal to codify multi-manager exemptive orders, the Commission said that fund sponsors (including Vanguard) have represented that they "are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately, and in our orders we have provided them relief from our disclosure requirements. We are proposing to codify this relief, which permits a manager of managers fund to disclose only the aggregate amount of advisory fees that it pays to subadvisers as a group."(2)

(1) In the Matter of Vanguard Convertible Securities Fund, et al., File No. 812-12380, Inv. Co. Act Release Nos. 26062 (May 29, 2003) (Notice) and 26089
    (June 25, 2003) (order).
(2) Exemption from Shareholder Approval for Certain Subadvisory Contracts, Securities Act Release No. 8312 (Oct. 23, 2003).

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January 11, 2006
Christian Sandoe
Page 3 of 3

Tandy Requirements
------------------
Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

                  - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  - The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                    * * * * *

              As required by the SEC, the Fund acknowledges that:

                  - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  - The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-5284 with any questions or comments regarding the above responses. Thank you.

                                                     Sincerely,


                                                     /s/ Lisa Matson
                                                     Lisa Matson
                                                     Associate Counsel